UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	0-1667

BOB EVANS FARMS, INC.

(Exact name of registrant as specified in its charter)

8111 Smith’s Mill Road New Albany, Ohio 43054 Tel: (614) 491-2225

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value per share; Deferred Compensation Obligations

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One of Common Stock; Zero of Deferred Compensation Obligations

Pursuant to the requirements of the Securities Exchange Act of 1934, Bob Evans Farms, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 22, 2018	By:	/s/ J. Michael Townsley
		Name:	J. Michael Townsley
		Title:	President, Chief Executive Officer